Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

ANNOUNCEMENT MADE PURSUANT

TO RULES 13.51(2)(U) AND 13.51B(2) OF THE LISTING RULES

This announcement is made pursuant to Rule 13.51(2)(u) and Rule 13.51B(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Li Auto Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) was informed that, on June 11, 2025, the plaintiffs in the class action lawsuit (the “Lawsuit”) filed in the the U.S. District Court for the Eastern District of New York (the “Court”) have attempted to serve the complaint on, among others, Mr. Li Xiang, Mr. Ma Donghui and Mr. Li Tie, the executive directors of the Company. The aforesaid persons are now consulting their legal advisers and will take legal actions accordingly depending on the progress of the matter.

In May 2024, we and certain of our officers and directors have been named as defendants in two putative securities class actions filed in the Court, captioned Banurs v. Li Auto Inc. et al, No. 24-cv-03470 and Chaudary v. Li Auto Inc. et al, No. 1:24-cv-03725. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s filings with the U.S. Securities and Exchange Commission regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption Banurs v. Li Auto Inc. et al, No. 24-cv-03470. On March 27, 2025, the lead plaintiff filed the amended complaint. On June 6, 2025, the lead plaintiff filed a second amended complaint. As of the date of this announcement, the Lawsuit remains in its preliminary stage.

The Lawsuit has been disclosed in the annual report for the financial year ended December 31, 2024 and the Form 20-F of the Company for the fiscal year ended December 31, 2024 which were published on April 10, 2025. The Company has been advised that litigation similar to the Lawsuit is not uncommon for companies listed in the U.S; while the outcome is uncertain, the Company believes that the Lawsuit is without merit and intends to defend its position vigorously to the extent the Lawsuit remains active. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the Lawsuit despite our belief that it is meritless. Any adverse outcome of the Lawsuit, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation. The litigation process may be costly and divert management’s attention from the day-to-day operations, all of which could harm our business. In the event that our initial defense is unsuccessful, the Company cannot assure that we will prevail in any appeal. The Company will closely monitor developments relating to the Lawsuit and continue to evaluate its impact on the Group.

The board (“Board”) of directors of the Company does not believe that the Lawsuit has any material adverse impact on the business and/or operations of any member of the Group. The Company will update the shareholders and potential investors on material developments regarding the Lawsuit in accordance with the Listing Rules as and when appropriate.

Save as disclosed herein, there is no other information relating to the Lawsuit that shall be disclosed pursuant to Rule 13.51(2) or Rule 13.51B(2) of the Listing Rules nor any matters which need to be brought to the attention of the shareholders of the Company.

Shareholders of the Company and investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, June 12, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu as independent non-executive directors.

2